

March 2, 2011

Mr. James B. Huff , Chief Financial Officer
Universal Security Instruments, Inc.
11407 Cronhill Drive, Suite A
Owings Mills, Maryland 21117

     Re: **Universal Security Instruments, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2010
               Filed June 26, 2010
               File No. 1-31747

Dear Mr. Huff:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief